SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


          Report on Form 6-K the period from 22 May 2006 to 2 June 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X     Form 40-F
                             -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes: |_| No: |X|


         Enclosures:
         1. A notification dated 23 May 2006 advising that Barclays PLC have a 4.99% interest in the issued Ordinary share capital of the Company.

         2. A notification dated 24 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 23 May 2006 the Company had 514,222,747 Ordinary shares in issue.
         3. A notification dated 24 May 2006 advising that Barclays PLC have a 3.87% interest in the issued Ordinary share capital of the Company.
         4. A notification dated 25 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 24 May 2006 the Company had 514,244,226 Ordinary shares in issue.
         5. A notification dated 26 May 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
         6. A notification dated 26 May 2006 advising that Credit Suisse have a 9.11% interest in the issued Ordinary share capital of the Company.
         7. A notification dated 31 May 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 30 May 2006 the Company had 514,263,892 Ordinary shares in issue.
         8. A notification dated 1 June 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 31 May 2006 the Company had 514,280,490 Ordinary shares in issue.
         9. A notification dated 1 June 2006 advising that Deutsche Bank AG have a 4.10% interest in the issued Ordinary share capital of the Company.
         10. A notification dated 2 June 2006 in accordance with Rules 8.1(a) and (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
         11. A notification dated 2 June 2006 advising that The Goldmans Sachs Group, Inc have a 4.05% interest in the issued Ordinary share capital of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 23 MAY 2006
                 AT 16.51 HRS UNDER REF: PRNUK-2305061650-B9B4

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.   Name of company                                    2.   Name of shareholder having a major interest

     The BOC Group plc                                       Barclays PLC through the following legal entities: -
                                                             Barclays Private Bank & Trust Ltd - 163
                                                             Barclays Global Investors Ltd - 6,759,203
                                                             Barclays Global Investors Japan Ltd - 198,088
                                                             Barclays Global Investors Canada Ltd - 36,790
                                                             Barclays Life Assurance Co Ltd - 854,513
                                                             Barclays Capital Inc - 2,440
                                                             Barclays Bank Trust Company Ltd - 65,277
                                                             Barclays Private Bank and Trust Ltd - 4,220
                                                             Barclays Private Bank Ltd - 6,920
                                                             Barclays Capital Securities ltd - 854,586
                                                             Gerrard Ltd - 3,403,868
                                                             Barclays Global Investors, N.A. - 5,516,906
                                                             Barclays Bank PLC - 5,700,669
                                                             Barclays Global Investors Japan Trust & Banking - 570,701
                                                             Barclays Global Fund Advisors - 1,488,738
                                                             Barclays Global Investors Australia Ltd - 183,939
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that   4.   Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder          holder, the number of shares held by each of them
     named in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder         See attached schedule.
     if it is a holding of that person's spouse or
     children under the age of 18


     Notification in respect of party named in 2 above.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.   Number of              6. Percentage of issued     7.  Number of shares/amount     8.  Percentage of issued class
     shares/amount of          class                        of stock disposed
     stock acquired

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                  10. Date of transaction        11.  Date company informed

     Ordinary shares of 25p each                            18 May 2006                     23 May 2006

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      25,647,021                                             4.99%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 19 May 2006, The BOC Group plc       Sarah Larkins
      has been advised that Barclays PLC holds a 4.99%       Assistant Company Secretary
      (previously 3.99%) interest in the Ordinary Share      01276 807383
      Capital of the Company.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___23 May 2006_________

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 18 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 25,647,021 Ordinary shares of 25p each in The BOC Group plc.

--------------------------------------------------------------------------------
Registered Holder                       Account Information          Holding
--------------------------------------------------------------------------------
Bank of New York                                                      35,759
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                     788,518
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                     66,068
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                    5,700,669
--------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                      2,440
--------------------------------------------------------------------------------
Barclays Global Investors Canada                                      36,790
--------------------------------------------------------------------------------
Barclays Trust Co & Others                                             1,114
--------------------------------------------------------------------------------
Barclays Trust Co as Exec/ADM                                           25
--------------------------------------------------------------------------------
Barclays Trust Co DMC69                                               13,500
--------------------------------------------------------------------------------
Barclays Trust Co R69                                                 50,638
--------------------------------------------------------------------------------
BNP Paribas                                                           24,709
--------------------------------------------------------------------------------
Chase Nominees Ltd                                 16376              252,610
--------------------------------------------------------------------------------
Chase Nominees Ltd                                 20947             1,937,495
--------------------------------------------------------------------------------
Chase Nominees Ltd                                 28270              164,224
--------------------------------------------------------------------------------
Chase Nominees Ltd                                 28270              31,531
--------------------------------------------------------------------------------
CIBC Mellon Global Securities                                         16,366
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                     00068640801            2,520
--------------------------------------------------------------------------------
Clydesdale Nominees HGB0225                     00120146302            1,700
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          603856               2,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          608459                250
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          611717                925
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          615411                500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          617906                800
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          635860                500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          639311               1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          643975               1,500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          653035               1,400
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          658574                575
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          658729                630
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          659442                775
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660302               1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660318              12,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660632               1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660758               7,600
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660851               2,500
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          660968               1,000
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          768557               3,300
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          770101               2,850
--------------------------------------------------------------------------------
Gerrard Nominees Limited                          774160                400
--------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                354,868
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)               126066DA              1,000
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)               220805DN             20,500
--------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)               523475DN             125,000
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                         1,204,188
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          158,137
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          111,568
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          14,845
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          88,895
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           7,974
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          57,729
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          524,582
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                         2,600,514
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          14,183
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          105,532
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          46,970
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           1,997
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Registered Holder                       Account Information          Holding
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          26,333
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           9,081
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          127,239
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          339,183
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          805,986
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                          15,132
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           4,790
--------------------------------------------------------------------------------
Investors Bank and Trust Co.                                           2,695
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16331              133,898
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16338              30,522
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16341              73,325
--------------------------------------------------------------------------------
JP Morgan (BGI Ciustody)                           16341              283,525
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16342              64,771
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16344              23,934
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16345              40,155
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            16400             4,546,076
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            17011               8,628
--------------------------------------------------------------------------------
JP Morgan (BGI Custody)                            18408              23,022
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    1,812
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   29,668
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   30,933
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    1,261
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   56,309
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   56,510
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    5,102
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   137,241
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   46,698
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   16,316
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                     257
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    1,384
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   275,419
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   12,728
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   68,704
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    3,953
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    1,325
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   24,426
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   50,938
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   72,824
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                   54,384
--------------------------------------------------------------------------------
JPMorgan Chase Bank                                                    4,359
--------------------------------------------------------------------------------
Master Trust Bank                                                      1,600
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                           39,621
--------------------------------------------------------------------------------
Mellon Trust - US Custodian                                           37,151
--------------------------------------------------------------------------------
Mellon Trust of New England                                           39,154
--------------------------------------------------------------------------------
Mitsubishi Trust International                                         1,116
--------------------------------------------------------------------------------
Mitsui Asset                                                           8,075
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                        11,892
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                        46,204
--------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                        58,496
--------------------------------------------------------------------------------
R C Greig Nominees Limited                                           1,897,982
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                    471,221
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                    110,542
--------------------------------------------------------------------------------
R C Greig Nominees Limited a/c CM1                                    70,061
--------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                        189,053
--------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                        121,136
--------------------------------------------------------------------------------
Reflex Nominees Limited                                                 163
--------------------------------------------------------------------------------
State Street Bank & Trust - W1                                        41,869
--------------------------------------------------------------------------------
State Street Bank and Trust Co                                        44,920
--------------------------------------------------------------------------------
State Street Boston                                                   261,644
--------------------------------------------------------------------------------
State Street Trust of Canada                                          37,276
--------------------------------------------------------------------------------
Sumitomo TB                                                             571
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Registered Holder                       Account Information          Holding
--------------------------------------------------------------------------------
The Northern Trust Company - U                                        26,714
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                          4,821
--------------------------------------------------------------------------------
Trust & Custody Services Bank                                           310
--------------------------------------------------------------------------------
Zeban Nominees Limited                                                 6,920
--------------------------------------------------------------------------------
                                       TOTAL                        25,647,021
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 MAY 2006
                  AT 08.58 HRS UNDER REF: PRNUK-2405060857-6AC4




24 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 23 May 2006 it had in issue 514,222,747 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 MAY 2006
                  AT 11.55 HRS UNDER REF: PRNUK-2405061151-4296

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company                                        2. Name of shareholder having a major interest

   The BOC Group plc                                         Barclays PLC through the following legal entities: -
                                                             Barclays Global Investors Canada Ltd - 32,739
                                                             Barclays Global Investors Ltd - 6,761,703
                                                             Barclays Life Assurance Co Ltd - 854,513
                                                             Barclays Global Fund Advisors - 1,488,738
                                                             Barclays Global Investors Japan Ltd - 198,088
                                                             Barclays Capital Inc - 2,440
                                                             Barclays Capital Securities Ltd - 842,267
                                                             Barclays Bank Trust Company Ltd - 65,277
                                                             Barclays Private Bank and Trust Ltd - 163
                                                             Barclays Global Investors, N.A. - 5,513,267
                                                             Barclays Private Bank Ltd - 6,920
                                                             Gerrard Ltd - 3,385,415
                                                             Barclays Private Bank and Trust Ltd - 4,220
                                                             Barclays Global Investors Japan trust & Banking - 571,899
                                                             Barclays Global Investors Australia Ltd - 183,939
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates that       4. Name of the registered holder(s) and, if more than one
   it is in respect of holding of the shareholder            holder, the number of shares held by each of them
   named in 2 above or in respect of a non-beneficial
   interest or in the case of an individual holder           See attached schedule.
   if it is a holding of that person's spouse or
   children under the age of 18


   Notification in respect of party named in 2 above.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5. Number of                6. Percentage of issued      7. Number of shares/amount     8. Percentage of issued class
   shares/amount of            class                        of stock disposed
   stock acquired


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9. Class of security                                    10. Date of transaction       11.  Date company informed

   Ordinary shares of 25p each                              19 May 2006                    24 May 2006


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification           13. Total percentage holding of issued class following this notification

    19,911,588                                              3.87%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. Any additional information                          15. Name of contact and telephone number for queries

    In a letter dated 22 May 2006, The BOC Group plc        Sarah Larkins
    has been advised that Barclays PLC holds a 3.87%        Assistant Company Secretary
    (previously 4.99%) interest in the Ordinary Share       01276 807383
    Capital of the Company.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

    Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___24 May 2006_________

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 19 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 19,911,588 Ordinary shares of 25p each in The BOC Group plc.

-----------------------------------------------------------------------------------------------------------------
Registered Holder                                      Account Information                    Holding
-----------------------------------------------------------------------------------------------------------------
Bank of Ireland                                              426360                            2,500
-----------------------------------------------------------------------------------------------------------------
Bank of New York                                                                              35,759
-----------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                             787,486
-----------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                             54,781
-----------------------------------------------------------------------------------------------------------------
Barclays Capital Nominees Limited                                                              2,440
-----------------------------------------------------------------------------------------------------------------
Barclays Global Investors Canada                                                              32,739
-----------------------------------------------------------------------------------------------------------------
Barclays Trust Co & Others                                                                     1,114
-----------------------------------------------------------------------------------------------------------------
Barclays Trust Co as Exec/ADM                                                                   25
-----------------------------------------------------------------------------------------------------------------
Barclays Trust Co DMC69                                                                       13,500
-----------------------------------------------------------------------------------------------------------------
Barclays Trust Co R69                                                                         50,638
-----------------------------------------------------------------------------------------------------------------
BNP Paribas                                                                                   21,070
-----------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                            16376                           252,610
-----------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                            20947                          1,937,495
-----------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                            28270                           164,224
-----------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                                            28270                           31,531
-----------------------------------------------------------------------------------------------------------------
CIBC Mellon Global Securities                                                                 16,366
-----------------------------------------------------------------------------------------------------------------
Clydesdale Nominees HGB0125                                00068640801                         2,520
-----------------------------------------------------------------------------------------------------------------
Clydesdale Nominees HGB0225                                00120146302                         1,700
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     603856                            2,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     608459                             250
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     611717                             925
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     615411                             500
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     617906                             800
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     635860                             500
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     639311                            1,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     643975                            1,500
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     653035                            1,400
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     658574                             575
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     658729                             630
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     659442                             775
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660302                            1,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660318                           12,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660632                            1,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660758                            7,600
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660851                            2,500
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     660968                            1,000
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     768557                            3,300
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     770101                            2,850
-----------------------------------------------------------------------------------------------------------------
Gerrard Nominees Limited                                     774160                             400
-----------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Limited (GM1)                                                        354,868
-----------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                          126066DA                           1,000
-----------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                          220805DN                          20,500
-----------------------------------------------------------------------------------------------------------------
Greig Middleton Nominees Ltd (GM3)                          523475DN                          125,000
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  111,568
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  158,137
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                 1,204,188
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  14,845
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  26,333
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                   1,997
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                   7,974
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  805,986
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  14,183
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  524,582
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                   9,081
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  339,183
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                 2,600,514
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Registered Holder                                      Account Information                    Holding
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  105,532
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                   2,695
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                   4,790
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  127,239
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  15,132
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  88,895
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  57,729
-----------------------------------------------------------------------------------------------------------------
Investors Bank and Trust Co.                                                                  46,970
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16331                           133,898
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16338                           30,522
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16341                           73,325
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Ciustody)                                      16341                           283,525
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16342                           64,771
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16344                           23,934
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16345                           40,155
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       16400                          4,546,076
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       17011                            8,628
-----------------------------------------------------------------------------------------------------------------
JP Morgan (BGI Custody)                                       18408                           23,022
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           30,933
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           56,309
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           56,510
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            1,261
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            5,102
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            1,812
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           29,668
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           137,241
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           46,698
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           16,316
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            3,953
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           12,728
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           276,308
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           24,426
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            1,384
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           68,704
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           51,247
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           72,824
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                             257
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                           54,384
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            1,325
-----------------------------------------------------------------------------------------------------------------
JPMorgan Chase Bank                                                                            4,359
-----------------------------------------------------------------------------------------------------------------
Master Trust Bank                                                                              1,600
-----------------------------------------------------------------------------------------------------------------
Mellon Trust - US Custodian                                                                   37,151
-----------------------------------------------------------------------------------------------------------------
Mellon Trust - US Custodian                                                                   39,621
-----------------------------------------------------------------------------------------------------------------
Mellon Trust of New England                                                                   39,154
-----------------------------------------------------------------------------------------------------------------
Mitsubishi Trust International                                                                 1,116
-----------------------------------------------------------------------------------------------------------------
Mitsui Asset                                                                                   8,075
-----------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                                58,496
-----------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                                11,892
-----------------------------------------------------------------------------------------------------------------
Northern Trust Bank - BGI SEPA                                                                46,204
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited                                                                   1,892,204
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c AK1                                                            463,601
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c BL1                                                            108,347
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited a/c CM1                                                            69,561
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited GP1                                                                187,423
-----------------------------------------------------------------------------------------------------------------
R C Greig Nominees Limited SA1                                                                120,406
-----------------------------------------------------------------------------------------------------------------
Reflex Nominees Limited                                                                         163
-----------------------------------------------------------------------------------------------------------------
State Street Bank & Trust - W1                                                                41,869
-----------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Co                                                                44,920
-----------------------------------------------------------------------------------------------------------------
State Street Boston                                                                           261,644
-----------------------------------------------------------------------------------------------------------------
State Street Trust of Canada                                                                  37,276
-----------------------------------------------------------------------------------------------------------------
Sumitomo TB                                                                                     571
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Registered Holder                                      Account Information                    Holding
-----------------------------------------------------------------------------------------------------------------
The Northern Trust Company - U                                                                26,714
-----------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank                                                                  4,821
-----------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank                                                                   310
-----------------------------------------------------------------------------------------------------------------
Zeban Nominees Limited                                                                         6,920
-----------------------------------------------------------------------------------------------------------------
                                                  TOTAL                                     19,911,588
-----------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 25 MAY 2006
                  AT 09.05 HRS UNDER REF: PRNUK-2505060904-2CAA



25 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 24 May 2006 it had in issue 514,244,226 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A
                  REGULATORY INFORMATION SERVICE ON 26 MAY 2006
                  AT 14.02 HRS UNDER REF: PRNUK-2605061400-2AB9


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.  KEY INFORMATION

-----------------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        Anthony Alfred HEMMING
-----------------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
-----------------------------------------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary shares of 25 pence each
being disclosed relate (Note 2)
-----------------------------------------------------------------------------------------------------------------
Date of dealing                                        23 May 2006
-----------------------------------------------------------------------------------------------------------------


2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------------
                                                                Long                      Short

-----------------------------------------------------------------------------------------------------------------
                                                     Number           (%)          Number             (%)

-----------------------------------------------------------------------------------------------------------------
(1) Relevant securities                               1,994         0.0004%          N/A              N/A

-----------------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                   N/A            N/A            N/A              N/A

-----------------------------------------------------------------------------------------------------------------
(3) Options and agreements to purchase/sell            N/A            N/A            N/A              N/A

-----------------------------------------------------------------------------------------------------------------
Total                                                 1,994         0.0004%          N/A              N/A

-----------------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------------
Class of relevant security:                                     Long                      Short

-----------------------------------------------------------------------------------------------------------------
                                                     Number           (%)          Number             (%)

-----------------------------------------------------------------------------------------------------------------
(1) Relevant securities                                N/A            N/A            N/A              N/A

-----------------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                   N/A            N/A            N/A              N/A
-----------------------------------------------------------------------------------------------------------------


                                                                   Page 15 of 28


-----------------------------------------------------------------------------------------------------------------
(3) Options and agreements to purchase/sell            N/A            N/A            N/A              N/A

-----------------------------------------------------------------------------------------------------------------
Total                                                  N/A            N/A            N/A              N/A

-----------------------------------------------------------------------------------------------------------------

(c) Rights to subscribe (Note 3)

-----------------------------------------------------------------------------------------------------------------
Class of relevant security:                            Details


-----------------------------------------------------------------------------------------------------------------
Ordinary Shares of 25p each                            32,097
-----------------------------------------------------------------------------------------------------------------


3.  DEALINGS (Note 4)

(a) Purchases and sales

-----------------------------------------------------------------------------------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------------
Purchase (SAYE)                               479                                        766p
-----------------------------------------------------------------------------------------------------------------


(b) Derivatives transactions (other than options)

-----------------------------------------------------------------------------------------------------------------
Product name,       Long/short (Note 6)           Number of securities (Note 7)         Price per unit (Note 5)
e.g. CFD
-----------------------------------------------------------------------------------------------------------------
N/A                 N/A                           N/A                                   N/A
-----------------------------------------------------------------------------------------------------------------

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

--------------------------------------------------------------------------------------------------------------------------------
Product name,          Writing,            Number of securities     Exercise      Type, e.g.       Expiry      Option money
e.g. call option       selling,            to which the option      price         American,        date        paid/received
                       purchasing,         relates (Note 7)                       European etc.                per unit (Note 5)
                       varying etc.
--------------------------------------------------------------------------------------------------------------------------------
N/A                    N/A                 N/A                      N/A           N/A              N/A         N/A
--------------------------------------------------------------------------------------------------------------------------------

(ii) Exercising

-----------------------------------------------------------------------------------------------------------------
Product name, e.g. call option                Number of securities            Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------------
Option (SAYE)                                 479                             766p
-----------------------------------------------------------------------------------------------------------------

(d) Other dealings (including new securities) (Note 4)

-----------------------------------------------------------------------------------------------------------------
Nature of transaction (Note 8)                Details                         Price per unit (if applicable)
                                                                              (Note 5)
-----------------------------------------------------------------------------------------------------------------
N/A                                           N/A                                        N/A
-----------------------------------------------------------------------------------------------------------------


4.  OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


-----------------------------------------------------------------------------------------------------------------
Date of disclosure                                             26 May 2006
-----------------------------------------------------------------------------------------------------------------
Contact name                                                   Sarah Larkins
-----------------------------------------------------------------------------------------------------------------
Telephone number                                               01276 807383
-----------------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated                  The BOC Group plc
-----------------------------------------------------------------------------------------------------------------
Specify category and nature of associate status (Note 10)      Category (3) - directors (together with their
                                                               close relatives and related trusts) of The BOC
                                                               Group plc and its subsidiaries and fellow
                                                               subsidiaries and their associated companies.
-----------------------------------------------------------------------------------------------------------------


Notes

         The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

       THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
                             SERVICE ON 26 MAY 2006
                  AT 17.05 HRS UNDER REF: PRNUK-2605061703-DB95

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

----------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                        2. Name of shareholder having a major interest
----------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                         CREDIT SUISSE
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that       4. Name of the registered holder(s) and, if more than one
    it is in respect of holding of the shareholder            holder, the number of shares held by each of them
    named in 2 above or in respect of a
    non-beneficial interest or in the case of an
    individual holder if it is a holding of that
    person's spouse or children under the age of 18
----------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2             CREDIT SUISSE SECURITIES (EUROPE) LIMITED -
    ABOVE                                                     43,597,583
                                                              CREDIT SUISSE INTERNATIONAL - 3,270,000
                                                              CREDIT SUISSE SECURITIES (USA) LLC - 3,800
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
5.  Number of         6. Percentage of issued               7. Number of shares/amount       8. Percentage of issued class
    shares/amount of     class                                 of stock disposed
    stock acquired
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                      10. Date of transaction         11.  Date company informed
----------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                                24 MAY 2006                      26 MAY 2006
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification              13. Total percentage holding of issued class following this notification
----------------------------------------------------------------------------------------------------------------------------
    46,871,383                                                 9.11%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
14. Any additional information                            15. Name of contact and telephone number for queries

----------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 26 MAY 2006, THE BOC GROUP plc          SARAH LARKINS
    HAS BEEN ADVISED THAT CREDIT SUISSE HOLDS A 9.11%         COMPANY SECRETARY
    (PREVIOUSLY 8.10%) INTEREST IN THE ORDINARY SHARE         01276 807383
    CAPITAL OF THE COMPANY.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

----------------------------------------------------------------------------------------------------------------------------
    SARAH LARKINS
----------------------------------------------------------------------------------------------------------------------------

Date of notification 26 MAY 2006

----------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 31 MAY 2006
                  AT 09.12 HRS UNDER REF: PRNUK-3105060911-CF72




31 May 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 30 May 2006 it had in issue 514,263,892 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 1 JUNE 2006
                  AT 08.51 HRS UNDER REF: PRNUK-0106060849-CBF2



1 June 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 May 2006 it had in issue 514,280,490 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO
                 A REGULATORY INFORMATION SERVICE ON 1 JUNE 2006
                  AT 11.02 HRS UNDER REF: PRNUK-0106061101-D2C3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                       2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                         DEUTSCHE BANK AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that      4.  Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder            holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2             SEE ADDITIONAL INFORMATION.
     ABOVE.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6. Percentage of issued    7. Number of shares/amount      8. Percentage of issued class
     shares/amount of              class                      of stock disposed
     stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                    10. Date of transaction         11. Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                              30 MAY 2006                     31 MAY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      21,066,521                                             4.10%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 30 MAY 2006, THE BOC GROUP plc       SARAH LARKINS
      HAS BEEN ADVISED THAT DEUTSCHE BANK AG HOLDS A         ASSISTANT COMPANY SECRETARY
      4.10% (PREVIOUSLY 3.84%) INTEREST IN THE ORDINARY      01276 807383
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   1 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 2 JUNE 2006
                  AT 15.14 HRS UNDER REF: PRNUK-0206061513-766B


                                                                        FORM 8.1


           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
                 (Rules 8.1(a) and (b)(i) of the Takeover Code)


1.   KEY INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
------------------------------------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
------------------------------------------------------------------------------------------------------------------------------------
Class of relevant security to which the                Ordinary shares of 25 pence each
dealings being disclosed relate (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Date of dealing                                        See attached Schedule
------------------------------------------------------------------------------------------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

------------------------------------------------------------------------------------------------------------------------------------
                                                                       Long                                 Short

------------------------------------------------------------------------------------------------------------------------------------
                                                            Number               (%)               Number              (%)

------------------------------------------------------------------------------------------------------------------------------------
(1) Relevant securities                                  See attached       See attached        See attached       See attached
                                                           Schedule           Schedule            Schedule           Schedule
------------------------------------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                          N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------
Total                                                    See attached       See attached        See attached       See attached
                                                           Schedule           Schedule            Schedule           Schedule
------------------------------------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

------------------------------------------------------------------------------------------------------------------------------------
Class of relevant security:                                            Long                                 Short

------------------------------------------------------------------------------------------------------------------------------------
                                                            Number               (%)         Number                    (%)

------------------------------------------------------------------------------------------------------------------------------------
(1) Relevant securities                                       N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------

                                                                   Page 22 of 28

(2) Derivatives (other than options)                          N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------
(3) Options and agreements to purchase/sell                   N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------
Total                                                         N/A                N/A                 N/A               N/A

------------------------------------------------------------------------------------------------------------------------------------


(c) Rights to subscribe (Note 3)

------------------------------------------------------------------------------------------------------------------------------------
Class of relevant security:                            Details


------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares of 25p each                            See attached Schedule
------------------------------------------------------------------------------------------------------------------------------------


3.   DEALINGS (Note 4)

(a)  Purchases and sales

------------------------------------------------------------------------------------------------------------------------------------
Purchase/sale                                 Number of securities                       Price per unit (Note 5)
------------------------------------------------------------------------------------------------------------------------------------
See attached Schedule
------------------------------------------------------------------------------------------------------------------------------------


(b) Derivatives transactions (other than options)

------------------------------------------------------------------------------------------------------------------------------------
Product name,              Long/short (Note 6)           Number of securities (Note 7)            Price per unit (Note 5)
e.g. CFD
------------------------------------------------------------------------------------------------------------------------------------
N/A                        N/A                           N/A                                      N/A
------------------------------------------------------------------------------------------------------------------------------------

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

------------------------------------------------------------------------------------------------------------------------------------
Product name,          Writing,            Number of securities     Exercise      Type, e.g.    Expiry         Option money
e.g. call option       selling,            to which the option      price         American,     date           paid/received
                       purchasing,         relates (Note 7)                       European                     per unit (Note 5)
                       varying etc.                                               etc.
------------------------------------------------------------------------------------------------------------------------------------
N/A                    N/A                 N/A                      N/A           N/A           N/A            N/A
------------------------------------------------------------------------------------------------------------------------------------

(ii) Exercising

------------------------------------------------------------------------------------------------------------------------------------
Product name, e.g. call option                Number of securities                       Exercise price per unit (Note 5)
------------------------------------------------------------------------------------------------------------------------------------
See attached Schedule
------------------------------------------------------------------------------------------------------------------------------------

(d) Other dealings (including new securities) (Note 4)

------------------------------------------------------------------------------------------------------------------------------------
Nature of transaction (Note 8)                Details                                    Price per unit (if applicable) (Note
                                                                                         5)
------------------------------------------------------------------------------------------------------------------------------------
N/A                                           N/A                                        N/A
------------------------------------------------------------------------------------------------------------------------------------

4.       OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            - NO


------------------------------------------------------------------------------------------------------------------------------------
Date of disclosure                                                           2 June 2006
------------------------------------------------------------------------------------------------------------------------------------
Contact name                                                                 Sarah Larkins
------------------------------------------------------------------------------------------------------------------------------------
Telephone number                                                             01276 807383
------------------------------------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated                                The BOC Group plc
------------------------------------------------------------------------------------------------------------------------------------
Specify category and nature of associate status (Note 10)                    Category (3) - directors (together with their
                                                                             close relatives and related trusts) of The BOC
                                                                             Group plc and its subsidiaries and fellow
                                                                             subsidiaries and their associated companies.
------------------------------------------------------------------------------------------------------------------------------------


Notes

         The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
           For category 3 associates the period 26 May to 2 June 2006
Part A - Purchases and Sales

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                                                                         shares
                                                                                                         (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound)) option)

                                                                                                         Number              %
------------------------------------------------------------------------------------------------------------------------------------
David Beech                      25/05/2006        Sale               270                1560p           Nil           0.00%
------------------------------------------------------------------------------------------------------------------------------------
Peter Turner                     26/05/2006        Purchase (SAYE)    1,353              698p            3,146         0.0006%
------------------------------------------------------------------------------------------------------------------------------------


Part B - Exercising Options

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                                   Product name       Number of shares   Exercise        shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound)) Number            %
                                                   option/award)                         per share
------------------------------------------------------------------------------------------------------------------------------------
Peter Turner                     26/05/2006        Option (SAYE       1,353              698p            13,166       0.002%
------------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 2 JUNE 2006
                  AT 17.24 HRS UNDER REF: PRNUK-0206061722-BCF6

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                        2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                          THE GOLDMAN SACHS GROUP, INC.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that       4.  Name of the registered holder(s) and, if more than one
     it is in respect of holding of the shareholder             holder, the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2              GOLDMAN, SACHS & Co - 54,768
     ABOVE                                                      GOLDMAN SACHS INTERNATIONAL - 20,748,868
                                                                GS&CO - 1,626
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.   Number of                6. Percentage of issued       7.  Number of shares/amount    8. Percentage of issued class
     shares/amount of            class                          of stock disposed
     stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                     10.  Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                10 MAY 2006                    2 JUNE 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification             13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
     20,805,262                                                4.05%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                           15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 1 JUNE 2006, THE BOC GROUP plc         SARAH LARKINS
      HAS BEEN ADVISED THAT THE GOLDMAN SACHS GROUP,           ASSISTANT COMPANY SECRETARY
      INC HOLDS A 4.05% (PREVIOUSLY 3.14%) INTEREST IN         01276 807383
      THE ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   2 JUNE 2006

-------------------------------------------------------------------------------------------------------------------------


                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 5, 2006



                                   By:  /s/  Sarah Larkins
                                        ----------------------------------------
                                        Name:  Sarah Larkins
                                        Title: Assistant Company Secretary